Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Six Months Ended August 1, 2009 and August 2, 2008

and for the Most Recent Five Fiscal Years

	Six Months Ended		Fiscal Year Ended
	August 1,	August 2,	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,
(millions)	2009	2008	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges
Earnings from continuing operations before income taxes	$1,780	$1,961	$3,536	$4,625	$4,497	$3,860	$3,031
Capitalized interest	(11)	(31)	(48)	(66)	(47)	(42)	(18)
Adjusted earnings from continuing operations before income tax	1,769	1,930	3,488	4,559	4,450	3,818	3,013
Fixed charges:
Interest expense(a)	419	474	956	747	646	532	607
Interest portion of rental expense	52	51	103	94	88	84	85
Total fixed charges	471	525	1,059	841	734	616	692
Earnings from continuing operations before income taxes and fixed charges	$2,240	$2,455	$4,547	$5,400	$5,184	$4,434	$3,705
Ratio of earnings to fixed charges	4.76	4.67	4.29	6.42	7.06	7.21	5.35

Note: Computations are based on continuing operations.

(a)       Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs.  Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.